December 20, 2007

BY EDGAR

Mr. Karl F. Hiller, Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:          Atna Resources Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2006
Filed on March 30, 2007
Response Letter Dated August 30, 2007
File No. 000-29336

Dear Mr. Hiller:

This letter is written in response to your letter dated December 18, 2007, with respect to your review of the Company’s draft Form 20-F/A submitted by EDGAR on August 30, 2007.  The item numbers in this response correspond to the numbered comments in your letter.

Form 20-F for the Fiscal Year Ended December 31, 2006

General

1.
The following explanatory notes will be added in the forepart of the Form 20F/A, which will explain the reasons for the amendment and will direct readers to those sections of the filing where further details may be found:

Explanatory Notes:  Atna Resources Ltd. (the “Registrant”) is filing this Amendment No. 1 to its Annual Report on Form 20-F for the year ended December 31, 2006 (“Original Filing”) for the following purposes:

•	To amend the disclosure in ITEM 5.D - Trend Information;

•
To number the pages of the financial statements; to amend Note 12 of the Financial Statements to include the Canadian/U.S. GAAP cash flow statement reconciliation; to correct an inconsistency between the 2006 “Closing deficit under Canadian GAAP” with the corresponding amount presented on the face of the balance sheet; and, to correct a compilation error that was found in Item (b) Operations;

•	To replace Exhibit 12.1 - Officers’ Certifications, with corrected certifications;

Mr. Karl F. Hiller, Branch Chief
U.S. Securities and Exchange Commission
December 20, 2007
Page 2

•	To add the following cautionary language to the Registrant’s web site with regards to disclosure about adjacent or other properties on which the Registrant has no right to explore or mine:

“This web site contains information about adjacent properties on which we have no right to explore or mine.  We advise U.S. investors that the SEC’s mining guidelines strictly prohibit information of this type in documents filed with the SEC.  U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.”

•
To insert small scale maps in ITEM 4.D - Property, Plant and Equipment, to show the location and access of the Registrant’s significant mineral properties; and, to amend reported results of sampling and chemical analysis to comply with the guidance provided for preparing meaningful disclosure about mineralization of existing or potential economic significance on the Registrant’s properties; and

•
To remove all references in ITEM 4.D - Property, Plant and Equipment, History and Previous Exploration, to mines, adjacent or other properties, deposits, occurrences or exploration activities conducted by other companies that are unrelated and do not pertain to the Registrant’s property interests.

This Amendment does not amend or restate any information contained in the Original Filing other than as noted in the Explanatory Notes.  This Amendment does not purport to update any recent events or developments to the date of the Original Filing.

Note 12 – Differences between Canadian and United States Generally Accepted Accounting Principles (GAAP)

2.
The following is an explanation of the reasons that the amounts being reclassified from the investing section to the operating section do not coincide with the amounts reported as exploration and development expenditures in our Canadian GAAP Statements of Cash Flows:

To reconcile and simplify for presentation purposes, the amounts included in the Canadian GAAP Statement of Cash Flows were netted for purposes of US GAAP presentation as follows:

Exploration expenses per Consolidated Statement of Cash Flows			4,593,668
Less:	Exploration recoveries and operating fees	602,541
	Options payments	128,172
	Reclassification of building and equipment costs	827,087
	Payment of 2005 accounts payable related to exploration costs	947,224
	Shares received for option payments	128,000	2,633,024
			1,960,644

Mr. Karl F. Hiller, Branch Chief
U.S. Securities and Exchange Commission
December 20, 2007
Page 3

We trust that the foregoing adequately addresses the matters brought to our attention in your letter of December 18, 2007.

Yours truly,

ATNA RESOURCES LTD.

(Signed)“David Watkins”

David Watkins
President